SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to _______________

Commission file number           0-14209

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Firstbank Corporation Amended and Restated 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTBANK CORPORATION
311 Woodworth Avenue
Alma, Michigan  48801

FIRSTBANK CORPORATION 401(k) PLAN

TABLE OF CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2011 and 2010

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplementary Information as of December 31, 2011

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12-14

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of Firstbank Corporation
Firstbank Corporation 401(k) Plan
311 Woodworth Ave.
Alma, Michigan  48801-6029

We have audited the accompanying statements of net assets available for benefits of Firstbank 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Rehmann Robson, P.C.
REHMANN ROBSON, P.C.

Saginaw, Michigan
June 26, 2012

FIRSTBANK CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2011	2010
ASSETS
Investments at fair value
Mutual funds	$18,819,538	$18,737,385
Firstbank Corporation common stock	1,759,046	1,958,289
Money market fund	987,751	1,230,385
Total investments at fair value	21,566,335	21,926,059
Receivables
Notes receivable from participants	609,213	614,720
Accrued income	6,376	4,998
Total receivables	615,589	619,718
Total assets	22,181,924	22,545,777
LIABILITIES
Accrued expenses	19,807	19,968
Net assets available for benefits	$22,162,117	$22,525,809

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2011	2010
Additions to net assets attributed to Contributions
Participant	$962,478	$956,045
Employer	522,210	537,682
Rollover	43,150	21,594
Total contributions	1,527,838	1,515,321
Investment income
Dividends	469,321	375,674
Interest	226	373
Net (depreciation) appreciation in aggregate fair value of investments	(1,178,008)	1,318,845
Total investment (loss) income	(708,461)	1,694,892
Interest income – notes receivable from participants	27,855	25,606
Total additions	847,232	3,235,819
Deductions from net assets attributed to
Benefits paid to participants	1,124,743	2,391,975
Administrative and other expenses	86,181	81,876
Total deductions	1,210,924	2,473,851
Net (decrease) increase	(363,692)	761,968
Net assets available for benefits
Beginning of year	22,525,809	21,763,841
End of year	$22,162,117	$22,525,809

The accompanying notes are an integral part of these financial statements.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Firstbank Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees of Firstbank Corporation (the “Company” or “Sponsor”) who are at least 21 years of age and have completed 90 days of service.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Elective deferrals by participants are based on a percentage of their compensation as defined in the Plan agreement and are subject to certain limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make additional “catch-up” contributions.  Participants may also contribute amounts representing distributions (“rollovers”) from other qualified defined benefit or defined contribution plans.  The Company may, at the sole discretion of its Board of Directors, contribute to each participant’s account a matching contribution of 100% of the first 3% of the compensation and a 60% match on contributions from 3% to 5% of the compensation.  Participants direct the investment of contributions into various investment options offered by the Plan.  The Plan currently offers mutual funds, a money market fund, and shares of Firstbank Corporation common stock as investment options for participants.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s contributions, an allocation of Plan earnings, and charged with an allocation of administrative expenses paid directly by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their elective contributions and the Company matching contribution plus actual earnings thereon for funds contributed after January 1, 2008.  Prior to 2008, vesting in Company matching contributions were based on years of completed service, as defined by the Plan agreement.  A participant becomes 100% vested in the Company matching contributions made prior to January 1, 2008, after six years of credited service.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance less the amount of their Employee Stock Ownership Plan balance, under a previously amended plan, or $50,000, whichever is less.  The notes receivable are secured by the balance in the participant’s account and bear interest at annual rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant is entitled to 100% of the vested interest in his or her account balance.  For termination of service for other reasons, a participant or his or her beneficiary receives the vested portion in the participant’s account.  All distributions are made in one lump-sum. A participant may receive the portion of his or her account invested in shares of Firstbank Corporation common stock in-kind or in cash. In service withdrawal of vested balances may be elected by participants who have reached 59-1/2 years of age. The Plan also permits withdrawals of active participants’ retirement savings and rollover contributions only in amounts necessary to satisfy financial hardships as defined by the Plan agreement.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer cash contributions with any remaining amounts first allocated to Plan expenses and then among the accounts of participants.  Employer cash contributions were reduced by $15,929 and $21,285 from forfeited nonvested accounts during 2011 and 2010, respectively.  At December 31, 2011 and 2010, forfeited non-vested accounts totaled $23,143 and $26,697, respectively.  These accounts are expected to be used to reduce future employer contributions.

Administrative Expenses

The Plan’s administrative expenses, including an allocation of salaries, accounting, record keeping, and legal, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules.  Trustee fees and other professional fees related to the investment and administration services of the Plan’s assets are paid by the Plan.  Participants are charged directly for notes receivable fees.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net (depreciation) appreciation in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as those held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their principal balance plus any accrued interest.  Delinquent notes receivable, if any, from participants are recorded as distributions based on the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosure related to the fair value hierarchy.  The Plan adopted this guidance in 2010, except for the disclosure requirements to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets on a gross basis, which was delayed until 2011.  The full adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its change in net assets available for benefits, as changes are related to the fair value measurement disclosures and the Plan has no Level 3 assets.

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management currently is evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management currently is evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

2. INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2011	2010
Investments at fair value
Mutual funds
T. Rowe Price Retirement 2030 Fund	$3,160,668	$3,128,777
T. Rowe Price Retirement 2020 Fund	2,469,650	2,871,845
Dodge & Cox InternationaL Stock Fund	1,368,045	1,636,552
T. Rowe Price Retirement 2015 Fund	1,338,345	1,296,897
Vanguard Total Bond Market Index Fund	1,277,447
T. Rowe Price Retirement 2040 Fund	1,122,423	*
Dodge & Cox Stock Fund	*	1,207,549
Common stock Firstbank Corporation common stock	1,759,046	1,958,289
Money market fund Northern Diversified Asset Fund	*	1,230,385
Other investments less than 5% of the Plan’s net assets available for benefits	9,070,711	8,595,765
Total	$21,566,335	$21,926,059

*	Investment did not represent more than 5% of the Plan’s net assets available for benefits at end of year.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) (depreciated) appreciated in value as follows for the years ended December 31:

	2011	2010

Investments at fair value
Firstbank Corporation common stock	$(243,954)	$(812,840)
MutuaL funds	(934,054)	2,131,685
Net (depreciation) appreciation	$(1,178,008)	$1,318,845

3. FAIR VALUE MEASUREMENTS

The FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  For financial assets recorded at fair value, the description includes an indication of the level of fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2011 and 2010.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Mutual funds: Shares held in mutual funds are valued at quoted market prices that represent the net asset value (“NAV”) of shares held by the Plan at year end, and are classified as Level 1.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

Common stock: Firstbank Corporation common stock is valued at quoted market prices that represent the closing price reported on the Nasdaq Stock Market Exchange in which the individual securities are traded and is classified as Level 1.

Money market fund:  Shares held in the money market fund are comprised primarily of government, bank and commercial obligations with individual maturities of one year or less and an average maturity of 42 days.  The composition of securities is structured to maintain a value of $1 per share (which is not guaranteed) and is classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2011	Level 1	Level 2	Level 3	Total
Mutual funds
Target date funds	$8,715,195	$-	$-	$8,715,195
Growth funds	2,415,733	-	-	2,415,733
Index funds	2,410,406	-	-	2,410,406
Value funds	1,879,257	-	-	1,879,257
InternationaL funds	1,442,175	-	-	1,442,175
Short-term government funds	529,679	-	-	529,679
Conservative allocation funds	514,843	-	-	514,843
Income funds	477,753	-	-	477,753
Intermediate government funds	404,305	-	-	404,305
Short-term bond funds	30,192	-	-	30,192
Total mutual funds	18,819,538	-	-	18,819,538
Firstbank Corporation common stock	1,759,046	-	-	1,759,046
Money market fund	-	987,751	-	987,751
Total investments at fair value	$20,578,584	$987,751	$-	$21,566,335

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2010	Level 1	Level 2	Level 3	Total
Mutual funds
Target date funds	$8,978,390	$-	$-	$8,978,390
Growth funds	2,288,290	-	-	2,288,290
Index funds	2,111,423	-	-	2,111,423
Value funds	2,072,352	-	-	2,072,352
International funds	1,711,901	-	-	1,711,901
Conservative allocation funds	666,709	-	-	666,709
Short-term government funds	460,890	-	-	460,890
Intermediate government funds	294,549	-	-	294,549
Income funds	148,019	-	-	148,019
Short-term bond funds	4,862	-	-	4,862
Total mutual funds	18,737,385	-	-	18,737,385
Firstbank Corporation common
stock	1,958,289	-	-	1,958,289
Money market fund	-	1,230,385	-	1,230,385
Total investments at fair value	$20,695,674	$1,230,385	$-	$21,926,059

4. RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  Substantially all professional fees for the administration and annual audit of the Plan are paid by the Plan Sponsor. Trustee fees and other professional fees related to the investment and administration of the Plan’s assets during 2011 and 2010 were paid by the Plan to Greenleaf Trust (“Greenleaf”) and amounted to $86,181 and $81,876, respectively.  Accrued expenses in the amount of $19,807 and $19,968 were payable entirely to Greenleaf as of December 31, 2011 and 2010, respectively.  Greenleaf is the custodian and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The Plan’s investment in Firstbank Corporation common stock as of December 31, 2011 and 2010, represents a party-in-interest investment.  The 342,894 and 334,179 shares of Firstbank Corporation common stock held by the Plan as of December 31, 2011 and 2010, respectively, represent approximately 4.3% of the Company’s total outstanding shares of common stock as of those dates.

Cash dividends of $13,455 and $26,258 were paid to the Plan by Firstbank Corporation during 2011 and 2010, respectively, based on shares of common stock held by the Plan on the dates of declaration.  This dividend income is included in the amount reported as dividends in the statements of changes in net assets available for benefits.

The Plan offers an investment in a money market fund, which is managed by Northern Trust.  As Northern Trust is custodian of such assets, this investment qualifies as a related party transaction.

FIRSTBANK CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

5. INCOME TAX STATUS

The Plan is in the process of applying with the Internal Revenue Service (“IRS”) to obtain a tax determination letter.  The Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements.  The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100% vested in their accounts.  Any unallocated assets of the Plan should be allocated to participant accounts and distributed in such a manner as the Company may determine.

7. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities in a money market fund, mutual funds and Firstbank Corporation common stock.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

■ ■ ■ ■ ■

SUPPLEMENTARY INFORMATION

FIRSTBANK CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011
PLAN #002
EIN 38-2633910

(a)	(b) Identify of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	T. Rowe Price	T. Rowe Price Retirement 2030 Fund,
		191,092 Shares	$3,160,668

	T. Rowe Price	T. Rowe Price Retirement 2020 Fund,
		155,226 Shares	2,469,650

	Dodge & Cox	Dodge & Cox International Stock Fund,
		46,787 Shares	1,368,045

	T. Rowe Price	T. Rowe Price Retirement 2015 Fund,
		115,574 Shares	1,338,345

	Vanguard	Vanguard Total Bond Market Index Fund
		Signal Shares, 116,132 Shares	1,277,447

	T. Rowe Price	T. Rowe Price Retirement 2040 Fund,
		67,738 Shares	1,122,423

	Dodge & Cox	Dodge & Cox Stock Fund, 10,645 Shares	1,081,990

	Fidelity	Fidelity Advisor New Insight CLI Fund,
		48,563 Shares	969,320

	Columbia Management Funds	Columbia Acorn Fund, 27,230 Shares	750,468

	T. Rowe Price	T. Rowe Price Mid Cap Growth Fund,
		13,198 Shares	695,945

	Vanguard	Vanguard Short Term Treasury Fund,
		49,090 Shares	529,679

	Vanguard	Vanguard 500 Index Fund Signal Shares,
		5,395 Shares	516,031

	T. Rowe Price	T. Rowe Price Personal Income Fund,
		32,647 Shares	514,843

	T. Rowe Price	T. Rowe Price Retirement Income Fund,
		36,892 Shares	477,753

			(Continued)

FIRSTBANK CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011
PLAN #002
EIN 38-2633910

(a)	(b) Identify of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

	T. Rowe Price	T. Rowe Price Retirement 2010 Fund,
		27,987 Shares	$420,366

	Goldman Sachs	Goldman Sachs Mid Cap Value Fund,
		12,423 Shares	417,052

	Vanguard	Vanguard Intermediate Term Treasury Fund,
		34,556 Shares	404,305

	Columbia Management Funds	Columbia Small Cap Value 1 Fund CI Z,
		9,237 Shares	380,215

	Vanguard	Vanguard Mid Cap Index Fund Signal Shares,
		10,975 Shares	308,717

	Vanguard	Vanguard Small Cap Index Fund Signal Shares,
		10,246 Shares	308,211

	T. Rowe Price	T. Rowe Price Retirement 2050 Fund,
		11,555 Shares	106,885

	T. Rowe Price	T. Rowe Price Retirement 2045 Fund,
		8,781 Shares	96,858

	Vanguard	Vanguard Total International Stock Index Fund,
		5,676 Shares	74,130

	Vanguard	Vanguard Short Term Corporate Fund,
		2,838 Shares	30,192

	Total mutual funds		18,819,538

			(Continued)

FIRSTBANK CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011
PLAN #002
EIN 38-2633910

(a)	(b) Identify of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Firstbank Corporation	342,894 shares of common stock	$1,759,046

*	Northern Institutional
	Treasury Portfolio	Money market fund, 987,751 shares	987,751

	Total investments at fair value		21,566,335

*	Participant loans
	(notes receivable from	Loans maturing through 2020 with interest
	participants)	rates ranging from 4.25% to 9.25%, per
		annum, collateral – participant account
		balances	609,213

	Total		$22,175,548

(a)	An asterisk in this column identifies a person known to be a party in interest.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Firstbank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTBANK CORPORATION 401(K) PLAN

By:	Firstbank Corporation
Plan Administrator

By:	/s/ David L. Miller
David L. Miller
Vice President of Human Resources

Date: June 26, 2012

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm